Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Del Frisco’s Restaurant Group, Inc., filed with the Securities and Exchange Commission on June 27, 2018, of our report dated April 13, 2018, except for certain restatement matters, as to which the date is May 31, 2018, on our audits of the consolidated financial statements of Barteca Holdings, LLC and Subsidiaries as of and for the years ended January 2, 2018, January 3, 2017 and December 29, 2015, which report is included in the Current Report on Form 8-K of Del Frisco’s Restaurant Group, Inc. dated June 27, 2018. We also consent to the reference to our Firm under the caption “Experts”.

/s/ CohnReznick LLP

Jericho, New York

June 27, 2018